Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

Singular Genomics Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(2)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee

Equity(1)	Common stock, $0.0001 par value per share	—	—	—	—	—	—

Equity(1)	Preferred stock, $0.0001 par value per share	—	—	—	—	—	—

Debt(1)	Debt Securities	—	—	—	—	—	—

Other(1)	Warrants	—	—	—	—	—	—

Other(1)	Units	—	—	—	—	—	—

Unallocated (Universal) Shelf	—	Rule 457(o)	—	(3)	$250,000,000	$0.0000927	$23,175.00

Total Offering Amounts					N/A		$23,175.00

Total Fee Offsets							—

Net Fee Due							$23,175.00

(1)	Represents securities that may be offered and sold from time to time in one or more offerings by Singular Genomics Systems, Inc.
(2)

Such indeterminate number or amount of common stock, preferred stock, debt securities, warrants to purchase any combination of the foregoing securities, and units composed of one or more of the foregoing securities, with an aggregate initial offering price not to exceed $250,000,000. Securities registered hereunder may be sold separately or together in any combination with other securities registered hereunder. The securities registered hereunder also include such indeterminate number of shares of common stock and preferred stock and amount of debt securities as may be issued upon conversion of or exchange for securities that provide for conversion or exchange, upon exercise of securities or pursuant to the antidilution provisions of any other securities.

(3)

The proposed maximum aggregate offering price per unit will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security pursuant to General Instruction II.D. of Form S-3 under the Securities Act.